August 2, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Dorrie Yale

Mr. Erin Jaskot

Re:	Kitov Pharma Ltd.

Registration Statement on Form F-3

File No. 333-226195

Ladies and Gentlemen:

On behalf of Kitov Pharma Ltd. (the “Company” or “Kitov”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 24, 2018 (the “Comment Letter”), to Isaac Israel, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form F-3 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No.1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.1, which is marked to show changes from the relevant portions of the Registration Statement.

General

1.	We note that you relied on General Instruction I.B.5 to Form F-3 to conduct your registered direct offerings in June 2018 and July 2017. Because the aggregate number of shares sold by you to the selling shareholders in the registered direct offering and the private placement exceeds the limitation in General Instruction I.B.5, it does not appear that you are eligible to rely on General Instruction I.B.3 to Form F-3 to register the resale of the ADSs underlying the warrants. Refer to Securities Act Form C&DI 116.25. Accordingly, with respect to the resale of these ADSs, please amend your registration statement to a form on which you are eligible to conduct a primary offering of securities with a market value of the securities that you have attempted to register on Form F-3. Alternatively, provide us with an analysis supporting your eligibility to use Form F-3 to register the resale of these ADSs.

Response:

In accordance with our discussions with the Staff, the Company has revised the Registration Statement in order to remove from registration the American Depositary Shares, and related ordinary shares, that are issuable upon the exercise of the Company’s warrants that were issued in connection with the Company’s June 2018 registered direct offering.

* * * * *

U.S. Securities and Exchange Commission

August 2, 2018

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Isaac Israel, Kitov Pharma Ltd.